SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                For the transition period from               to

                                                Commission file number

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION
One Lincoln Street
Boston, Massachusetts 02111

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

North America Regional Benefits Committee and Plan Participants
State Street Salary Savings Program

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Boston, Massachusetts	/s/ ERNST & YOUNG LLP
June 25, 2007

State Street Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments:
State Street Corporation ESOP Fund	$383,563,719	$330,217,382
Active U.S. Large Cap Core Fund	116,285,672	101,706,879
Principal Preservation Fund	75,898,041	77,583,900
S&P Midcap Index Fund	97,417,778	91,463,730
S&P 500 Flagship Fund	106,156,182	83,198,102
U.S. Core Opportunities Fund	72,840,962	70,214,713
Short-Term Investment Fund	78,750,140	68,577,164
Russell 2000 Index Securities Lending Fund	82,312,063	59,498,785
Daily EAFE Securities Lending Fund	116,314,073	72,530,542
Bond Market Fund	42,932,975	41,927,219
Aggressive Lifestyle Fund	—	31,693,057
Participant Loans	20,142,328	19,158,558
Self Managed Brokerage Accounts	22,255,936	19,456,896
Moderate Lifestyle Fund	—	19,952,020
Conservative Lifestyle Fund	—	12,345,442
Age Based Income Fund	3,086,682	—
Age Based 2010 Fund	5,807,080	—
Age Based 2015 Fund	9,032,724	—
Age Based 2020 Fund	12,159,886	—
Age Based 2025 Fund	17,092,223	—
Age Based 2030 Fund	15,277,956	—
Age Based 2035 Fund	13,871,805	—
Age Based 2040 Fund	7,933,733	—
Age Based 2045 Fund	4,189,652	—
Total investments	1,303,321,610	1,099,524,389

Contribution receivable	1,097,806	1,845,981
Accrued income	1,815,579	1,707,484
Total assets	1,306,234,995	1,103,077,854

Liabilities
Other liabilities	519,697	576,277
Net assets at fair value	1,305,715,298	1,102,501,577
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	948,550	623,723
Net assets available for benefits	$1,306,663,848	$1,103,125,300

See accompanying notes.

State Street Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005
Additions
Contributions:
Participants	$67,388,967	$60,587,887
Employer	19,207,084	18,076,402
Rollovers	7,026,027	7,521,560
	93,622,078	86,185,849

Net appreciation in fair value of investments	164,761,987	81,288,804
Interest and dividend income	12,560,033	10,567,637
Transfer in from Princeton Financial Systems, Inc. 401(k) Plan	—	8,991,948
Total additions	270,944,098	187,034,238

Deductions
Benefits paid directly to participants	65,699,909	75,936,440
Administrative expenses	1,705,641	1,589,187
Total deductions	67,405,550	77,525,627

Net increase	203,538,548	109,508,611

Net assets available for benefits at beginning of year	1,103,125,300	993,616,689
Net assets available for benefits at end of year	$1,306,663,848	$1,103,125,300

See accompanying notes.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2006

1. Description of the Plan

The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan. All employees of State Street Corporation and certain related companies (the Corporation) are immediately eligible to participate in the Plan, as defined in the Plan.

Plan Amendments and Other Changes

Effective January 1, 2005, Princeton Financial Systems, Inc. (PFS) became a participating employer and the 401(k) Plan for PFS, a wholly owned subsidiary of State Street Bank & Trust Company, was merged into the Plan. The total plan assets transferred into the Plan from Princeton Financial Systems, Inc. 401(k) Plan amounted to $8,991,948 for these employees.

During 2006, the following amendments and changes were made to the Plan:

Effective August 4, 2006 (close of business), the State Street Corporation Stock Fund (the non-ESOP Stock Fund) was discontinued. This non-ESOP stock fund had been used solely as a holding vehicle to receive new employee and employer contributions during a quarter before they were transferred to the ESOP Fund. Regulations changed and employee and company matching contributions could be posted directly into the ESOP Fund without first being posted to the non-ESOP fund.

Effective August 4, 2006 (close of business), the SSgA Conservative, Moderate and Aggressive Asset Allocation Funds were discontinued as SSP investment options. Balances remaining in these funds as of the effective date were transferred automatically to the new Age-Based Fund associated with a participant’s date of birth.

Effective August 7, 2006, nine SSgA Age-Based Funds were added to the SSP investment options. These nine funds are similar in composition to the Asset Allocation Funds and provide a single investment vehicle that provides diversification exposure across major global asset classes. The Age-Based Funds provide automatic rebalancing — moving from an aggressive mix to a conservative mix as retirement approaches.

Effective October 23, 2006, employees from Evergreen Investments who became State Street employees were granted service credit with Evergreen Investments for eligibility for match in this Plan.

During 2007, the following amendments and changes have been made to the Plan subsequent to December 31, 2006:

Effective January 1, 2007, the following changes were made to the Plan:

•              Addition of a Roth 401(k) after-tax participant contribution option

•              Credit of Company Matching Contribution each pay period instead of monthly

•              Increase of voluntary participant contribution limit to 50%

•                                          Restriction of ESOP Fund Account Balance to no more than 25% of a participant’s total SSP balance (existing ESOP balances in excess of 25% were not required to be reduced)

•                                          Direct investment into ESOP Fund by means of payroll contributions or rollovers is no longer permitted. Investment in the ESOP Fund can be made only by means of a spot transfer from another core Plan fund or funds, subject to the 25% restriction

Effective January 1, 2007, employees from Putnam Investments who became State Street employees were granted service credit with Putnam Investments for eligibility for match in this Plan, and employees with loans were offered the opportunity to transfer their loans and account balances into this Plan.

Effective March 26, 2007, employees of Currenex, Inc. who became State Street employees were granted service credit with Currenex for eligibility for match in this Plan.

Contributions

Active participants may elect to make tax-deferred contributions to the Plan equal to 1% to 25% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Contributions to the Plan are made by the Corporation, in amounts equal to 50% of the first 6% of the employee’s tax-deferred contribution. All employees who have completed one year of employment during which they have worked at least 1,000 hours are eligible for corporate matching contributions and these contributions vest immediately.

Participant contributions and matching contributions are allocated to investment funds, including the ESOP Fund, at the participant’s direction with no restrictions.

All contributions to the Plan are paid to State Street Bank and Trust Company, which holds them in trust exclusively for participants and their beneficiaries, invests them, and makes benefit payments as they become due.

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution or may elect to defer the payment of their benefits and remain in the plan, at which time the participants become nonactive.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. Effective June 1, 2003, participants who terminate their employment with the Corporation may elect to continue to repay their outstanding loan balance directly to the trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Corporation contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are always 100 percent vested in their accounts.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP as of December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The fair value of the participation units owned by the Plan in all funds, except the Short-Term Investment Fund, Self Managed Brokerage Accounts, and in the Principal Preservation Fund, are based on each fund’s net asset value per unit on the last business day of the Plan year, where net asset values are based on the fair value of the underlying assets in each fund.

Securities included in the Short-Term Investment Fund are short-term instruments and are valued at cost, which approximates fair value.

The fair value of participant accounts in the Self Managed Brokerage Accounts is based on the fair value of the underlying securities, determined as follows: investments listed on securities exchanges are valued at closing sales prices on the last business day of the year and, in the case of unlisted securities, the valuation is the last published sales price, or the mean between the bid and ask price, whichever is more recent.

Investments in the Principal Preservation Fund (PPF) are units of participation in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, which is a common collective trust fund (CCT).  The CCT invests in fully benefit-responsive investment contracts of insurance companies and banks, which are rated AAA or AA by the major rating agencies. The fair value of traditional guaranteed investment contracts in the CCT is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end.  Underlying assets of the synthetic contracts in the CCT are valued at representative quoted market prices or net asset value of the underlying fund.   The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.  In accordance with the FSP, the fair value of the PPF is adjusted to contract value.  Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

	Years Ended December 31
	2006	2005

Collective Investment Funds	$91,809,138	$41,686,531
Self Managed Brokerage Accounts	1,361,239	542,173
State Street Corporation—common stock	71,591,610	39,060,100
Net appreciation in fair value of investments	$164,761,987	$81,288,804

4. Transactions and Agreements with Parties-in-Interest

Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties.

5. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated March 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

		2006	2005
Net assets available for benefits per the financial statements		$1,306,663,848	$1,103,125,300
Less:	Amounts allocated to withdrawing participants	154,306	28,982
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		948,550	—
Net assets available for benefits per the Form 5500		$1,305,560,992	$1,103,096,318

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006.

Benefits paid to participants per the financial statements	$65,699,909
The change in amounts allocated to withdrawing participants	125,324
Benefits paid to participants per the Form 5500	$65,825,233

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

State Street Salary Savings Program

EIN No.: 04-2456637    Plan No.: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
State Street Bank and Trust Company
Investment Funds for Employee Trusts:

State Street Corporation ESOP Fund*	5,687,482 units of participation	$ 383,563,719
Active U.S. Large Cap Core Fund*	4,669,171 units of participation	116,285,672
Principal Preservation Fund*	76,846,591 units of participation	75,898,041
S&P Midcap Index Fund*	3,458,825 units of participation	97,417,778
S&P 500 Flagship Fund*	394,861 units of participation	106,156,182
U.S. Core Opportunities Fund*	6,433,010 units of participation	72,840,962
Daily EAFE Securities Lending Fund*	5,485,220 units of participation	116,314,073
Short-Term Investment Fund*	78,750,140 units of participation	78,750,140
Russell 2000 Index Securities Lending Fund*	3,211,803 units of participation	82,312,063
Bond Market Fund*	1,703,623 units of participation	42,932,975
Self Managed Brokerage Accounts		22,255,936
Age Based Income Fund	275,449 units of participation	3,086,682
Age Based 2010 Fund	503,126 units of participation	5,807,080
Age Based 2015 Fund	839,706 units of participation	9,032,724
Age Based 2020 Fund	1,007,113 units of participation	12,159,886
Age Based 2025 Fund	1,562,218 units of participation	17,092,223
Age Based 2030 Fund	1,228,922 units of participation	15,277,956
Age Based 2035 Fund	1,255,594 units of participation	13,871,805
Age Based 2040 Fund	624,900 units of participation	7,933,733
Age Based 2045 Fund	376,937 units of participation	4,189,652

Participant Loans*	4.75% to 10.50%	20,142,328
Total investments		$1,303,321,610

*                    Indicates party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: June 28, 2007	By:	/s/ James J. Malerba
James J. Malerba
Senior Vice President and
Corporate Controller

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8: Nos. 333-135695 and 2-68696) pertaining to the State Street Salary Savings Program of our report dated June 25, 2007, with respect to the financial statements and schedule of State Street Salary Savings Program included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 27, 2007